Exhibit 99.3

Units 3409-3412 Guangzhou CTF Finance Center No. 6 Zhujiang Road East Zhujiang New Town Guangzhou, PRC 510623 Tel: 86-20-39829000 Fax: 86-20-83850222 www.gfelaw.com

October 27, 2021

Yoshitsu Co., Ltd (the “Company”)

Attn: Mei Kanayama

Harumi Building, 2-5-9 Kotobashi

Sumida-ku, Tokyo, 130-0022

Japan

RE:	PRC Legal Opinions on Certain PRC Laws Related Comments from the SEC

Dear Sir/Madam,

We are qualified lawyers of the People’s Republic of China (the “PRC” or “China”, for the purpose of issuing this PRC Legal Opinions (this “Opinion”), excluding Hong Kong Special Administration Region (“Hong Kong”), Macau Special Administration Region, and Taiwan) and as such are qualified to issue this Opinion with respect to all laws, regulations, statutes, rules, decrees, guidelines, notices, and judicial interpretations and other legislations of the PRC currently in force and publicly available as of the date hereof (the “PRC Laws”).

We are engaged to provide legal advisory services for the Company in connection with the Company’s responses to the comments from the U.S. Securities and Exchange Commission (the “SEC”) during the process of the proposed initial public offering (the “Offering”) of certain number of American depositary shares representing ordinary shares by the Company as set forth in the Company’s registration statement on Form F-1 (the “Registration Statement”).

For the purpose of giving this Opinion, we have examined the originals or copies, certified or otherwise identified to our satisfaction, of corporate records, agreements, documents and other instruments provided to us and such other documents or confirmations issued or made by representatives of the Company as we have deemed necessary and appropriate as a basis for the opinions hereinafter set forth.

In rendering the opinions expressed below, we have assumed:

(i)	the authenticity of the documents submitted to us as originals and the conformity to the originals of the documents submitted to us as copies;

(ii)	the truthfulness, accuracy and completeness of the documents and/or confirmations which have been presented to us;

PRIVILEGED & CONFIDENTIAL

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(iii)	that the documents and/or confirmations which have been presented to us remain in full force and effect as of the date hereof and have not been revoked, amended, varied or supplemented, except as noted therein;

(iv)	in response to our due diligence inquiries, requests and investigation for the purpose of this Opinion, all the relevant information and materials that have been provided to us by the Company, including all factual statements in the documents and all other factual information provided to us by the Company, and the statements made by the Company, are true, accurate, complete and not misleading, and that the Company has not withheld anything that, if disclosed to us, would reasonably cause us to alter this Opinion in whole or in part. Where important facts were not independently established to us, we have relied upon certificates issued by appropriate representatives of the Company and/or upon representations made by such persons in the course of our inquiry and consultation; and

(v)	that all parties to the documents provided to us in connection with this Opinion have the requisite power and authority to enter into, and have duly executed, delivered and/or issued those documents to which they are parties, and have the requisite power and authority to perform their obligations thereunder.

We do not purport to be experts on and do not purport to be generally familiar with or qualified to express legal opinions on any laws other than the PRC Laws and accordingly express no legal opinion herein on any laws of any jurisdiction other than the PRC.

Based on the foregoing and subject to the qualifications set out below, we hereby provide the following analysis of the PRC Laws related the comments provided by the SEC on September 16, 2021 (the “Comments”).

I.	Whether the Chinese Government May Intervene or Influence the Operations of the Company

Pursuant to the PRC Laws, the entities incorporated in the PRC shall be regulated by relevant government agencies of the PRC. We are of the opinion that the Chinese government has no legal basis or authority to intervene or influence the operations of the Company for the following reasons:

(i)	As confirmed by the Company, the Company and its sole subsidiary are both incorporated and operate in Japan, and the Company does not currently own or plan to own any entity in the PRC or Hong Kong. Therefore, the operations of the Company are not subject to the regulatory authority of the Chinese government.

(ii)	The trademark license agreements that the Company entered into with the one franchisee in Hong Kong are governed by the laws of Japan and any dispute arising in connection with these agreements will be subject to the exclusive jurisdiction of the Tokyo District Court of Japan in the first instance. As confirmed by the Company, the Company expects to enter into trademark license agreements in the same form with any franchisee operating additional franchise stores in Hong Kong in the future.

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II.	Recent Events Indicating Greater Oversight over Data Security in the PRC

China recently introduced the following new laws and regulations over data security. We are of the opinion that the regulations and policies that have been issued by the Cyberspace Administration of China (the “CAC”) to date do not apply to the Company.

(i)	Measures for Cybersecurity Review (the “Measures”)

On April 27, 2020, the CAC, along with 11 other authorities, promulgated the Measures, effective on June 1, 2020, which are applicable to “critical information infrastructure operators” (the “CIIO”) who purchase network products and services in China. Pursuant to the relevant PRC Laws on the definition of CIIO1, the Measures are not applicable to the Company.

On July 10, 2021, the CAC released a revised draft for comments of the Cybersecurity Review Measures (the “Draft”), which expands the scope of cybersecurity review to include data processors who engage in data processing activities that affect or may affect national security. However, it has not specified which enterprises are deemed “data processors.” Further, Article 6 of the Draft provides that, “operators with more than one million users’ personal information, which are listing in a foreign country, are obliged to apply for a mandatory cybersecurity review.” Certain questions about how to determine the number of users remain unanswered as of the date of this Opinion. If the Draft is promulgated in its current form, we are of the opinion that the Draft would not apply to the Company, because (i) the Company is engaged in the sale of cosmetic products, and not in data processing activities that affect or may affect national security, and (ii) the Company does not possess “one million users’ personal information.”

Based on the relevant cooperation agreements between the Company and third parties (the “Agreements”), and as confirmed by the Company, for online sales in China, the Company has entrusted the operations of all of its online stores on Tmall Global, JD Worldwide, Pinduoduo, and other online platforms in China to third-party Chinese e-commerce marketplace operators (the “Entrusted Third Parties”). The consumer purchase data and personal information generated by these online stores are collected, used, managed, and stored in China by the Entrusted Third Parties, and the Company only receives necessary information, such as the quantity and types of the products ordered by the Entrusted Third Parties in order to complete orders made in these online stores. Pursuant to the Agreements, the Company shall not obtain or keep any personal information of Chinese consumers. Therefore, as of the date of this Opinion, the Company has no right to obtain from the Entrusted Third Parties any personal information of Chinese consumers.

The Draft has not yet been promulgated, and if it is promulgated and becomes effective in its current form, as discussed above, because the Company does not engage in data processing activities that affect or may affect national security, and does not possess any personal information of Chinese consumers, it is unlikely that the cybersecurity review under the Draft will apply to the Company.

In conclusion, we are of the opinion that there is currently no legal requirement for the Company to obtain an approval relating to cybersecurity from the CAC or any other relevant Chinese authorities for the listing and trading of securities in the U.S.

1	For example, Article 31 of the Cybersecurity Law of the PRC, and Article 2 of the Regulations on Protecting the Security of Critical Information Infrastructure specify that, a CIIO refers to an operator of infrastructure in the areas of public communications and information services, energy, transportation, water conservancy, finance, public services, e-governance, national defense science and technology industry and other important industries and fields, as well as other important network facilities and information systems, the damage, loss of function or data leakage of which may seriously endanger national security, national livelihood, or public interest.

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(ii)	Personal Information Protection Law of the PRC (the “PIPL”)

On August 20, 2021, the Standing Committee of the National People’s Congress adopted and promulgated the PIPL, which will come into effect on November 1, 2021. The PIPL applies to the activities of processing the personal information of natural persons inside China which are carried out outside China “for the purpose of providing products or services to natural persons inside China,” or those constituting “analyzing or evaluating the behaviors of natural persons inside China”. The “processing of personal information” includes but not limited to, the collection, storage, use, processing, transmission, provision, disclosure, and deletion of personal information.

As discussed above, the consumer purchase data and personal information generated by these online stores are collected, used, managed, and stored in China by the Entrusted Third Parties, and the Company only receives necessary information, such as the quantity and types of products ordered by the Entrusted Third Parties in order to complete orders in these online stores. Further, as discussed above, as of the date of this Opinion, the Company has no right to request the Entrusted Third Parties to provide any personal information of Chinese consumers. Accordingly, we are of the opinion that the Company will not be subject to the PIPL upon its effectiveness, as it has not engaged in the activities of processing personal information of natural persons inside China, or those constituting analyzing or evaluating the behaviors of natural persons inside China.

III.	Requisite Permissions from Chinese Authorities

Pursuant to the E-Commerce Law of the PRC, the Notice on Improving the Relevant Work on the Administration of Cross-border E-commerce Retail Imports, the Announcement on Regulatory Matters Relating to Cross-border E-commerce Retail Imports and Exports, and other relevant PRC Laws, the Company constitutes a cross-border e-commerce enterprise, and as a result, the Company is required to assume the responsibilities regarding product quality and safety, and responsibilities relating to the protection of consumer rights, including but not limited to product information disclosure, product return services, a recall system for substandard or defective products, and compensation for infringement of consumer rights for product liability. These regulations further require the Company to entrust a Chinese enterprise with the relevant registration with the PRC customs and make timely and truthful customs declarations, which Chinese enterprise is required to accept supervision by relevant authorities and bear joint and several civil liability with the Company.

Notwithstanding the above, since the Company does not currently own or plan to own any entity in China, and all of its online stores on online platforms in China are operated by the Entrusted Third Parties, we are of the opinion that the Company is not currently required to obtain any permissions from Chinese authorities for its business operations.

This Opinion is further subject to the following qualifications:

(i)	we express no opinion as to any laws other than the PRC Laws in force on the date of this Opinion;

(ii)	the PRC Laws referred to herein are laws currently in force and there is no guarantee that any of such laws, or the interpretation thereof or enforcement therefor, will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect;

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(iii)	this Opinion is intended to be used in the context which is specifically referred to herein and each section should be looked on as a whole regarding the same subject matter; and

(iv)	this Opinion is subject to the effects of (i) certain legal or statutory principles affecting the validity and enforceability of contractual rights generally under the concepts of public interest, social ethics, national security, good faith, fair dealing, and applicable statutes of limitation; (ii) any circumstance in connection with formulation, execution or performance of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, coercionary or concealing illegal intentions with a lawful form; (iii) judicial discretion with respect to the availability of indemnifications, remedies or defenses, the calculation of damages, the entitlement to attorney’s fees and other costs, and the waiver of immunity from jurisdiction of any court or from legal process; and (iv) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in the PRC.

This Opinion is rendered to the Company by us in our capacity as the Company’s special PRC legal advisors in connection with certain PRC legal issues of the Offering and, except as otherwise provided for herein, shall not be quoted nor shall a copy be given to any person (apart from the addressee) without our express prior written consent except where such disclosure is required to be made by the applicable law or is requested by the SEC or any other regulatory agencies.

We hereby consent to the use of this Opinion in, and the filing hereof as an exhibit to, the Registration Statement, and to the reference to our name under the captions “Risk Factors” and “Legal Matters” and elsewhere in such Registration Statement. In giving such consent, we do not thereby admit that we fall within the category of the person whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ GFE Law Office

GFE Law Office

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